UN
SECURITIES ANI
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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE
NUMBER 8- 66655

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 1007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Colchester Securities, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

Suite 210, 121 Summit Avenue
(No. and Street)

Summit (City) New Jersey (State) 07901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Hopkins 908-608-1113
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siana, Carr & O'Connor, LLP

(Name - *if individual, state last, first, middle name*)

1500 East Lancaster Avenue, Suite 202, (Address) Paoli, (City) Pa. (State) 19301 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- o Public Accountant
- o Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 12 2008
THOMSON
FINANCIAL

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas J. Hopkins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Colchester Securities, LLC as of December 31st of, 2007, are true and correct..I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GABRIELA M. GOMES
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES APR. 5, 2010
Notary Public

Signature

Managing Director
Title

This report ** contains (check all applicable boxes):
(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement ofIncome (Loss).
(x) (d) Statement of Changes in Financial Condition.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
(x) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.\
(x) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation of the Computation ofN et Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240. 17a-5(e)(3).*

Financial Report

COLCHESTER SECURITIES, LLC

December 31, 2007 and 2006

SIANA CARR & O'CONNOR, LLP

CERTIFIED PUBLIC ACCOUNTANTS

COLCHESTER SECURITIES, LLC

Financial Statements and Supplementary Financial Information

December 31, 2007 and 2006

and

INDEPENDENT AUDITOR'S REPORT

INDEX

SIANA
CARR &
O'CONNOR, LLP

Certified Public Accountants

Members of:
American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants
Private Companies Practice Section of American Institute of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Member
Colchester Securities, LLC
Summit, New Jersey

We have audited the accompanying statements of financial condition of Colchester Securities, LLC as of December 31, 2007 and 2006, and the related statements of operations, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Colchester Securities, LLC as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Siana Carr & O'Connor, LLP
SIANA CARR & O'CONNOR, LLP

February 13, 2008

1500 E. Lancaster Avenue, Paoli, Pennsylvania 19301 Telephone (610) 296-4200 Fax: (610) 296-3659 Email: solutions@scocpa.com

COLCHESTER SECURITIES, LLC
Statements of Financial Condition
December 31, 2007 and 2006

	2007	2006
Assets:		
Cash	$192,550	$185,693
Total assets	$192,550	$185,693
Liabilities and member's equity		
Liabilities:		
Accounts payable and accrued expenses	$ 6,300	$ 12,300
Member's equity	186,250	173,393
Total liabilities and member's equity	$192,550	$185,693

(The accompanying notes are an integral part of these financial statements.)

COLCHESTER SECURITIES, LLC
Statements of Operations
For the Years Ended December 31, 2007 and 2006

	2007	2006
Revenues:		
Fee revenues	$ -0-	$505,000
Other income	35,000	-0-
Interest income	3,532	7,570
Total revenues	38,532	512,570
Expenses:		
Bad debt expense	-0-	80,000
Bank service charges	-0-	24
Dues and subscriptions	460	1,740
Insurance	623	628
Occupancy expenses	12,000	12,000
Professional fees	12,592	8,407
Subcontractor financial analysis fees	-0-	6,750
Total expenses	25,675	109,549
Net income	$ 12,857	$403,021

(The accompanying notes are an integral part of these financial statements.)

COLCHESTER SECURITIES, LLC
Statements of Changes in Member's Equity
For the Years Ended December 31, 2007 and 2006

Balance - January 1, 2006	$ 120,372
Member's distributions	(350,000)
Net income	403,021
Balance - December 31, 2006	173,393
Net income	12,857
Balance - December 31, 2007	$ 186,250

(The accompanying notes are an integral part of these financial statements.)

COLCHESTER SECURITIES, LLC
Statements of Cash Flows
For the Years Ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities:		
Net income	$ 12,857	$ 403,021
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase (decrease) in:		
Accounts payable and accrued expenses	(6,000)	5,550
Net cash provided by operating activities	6,857	408,571
Cash flows from financing activities:		
Member's distributions	-0-	(350,000)
Net cash used by financing activities	-0-	(350,000)
Net increase in cash	6,857	58,571
Cash - beginning of year	185,693	127,122
Cash - end of year	$ 192,550	$ 185,693

(The accompanying notes are an integral part of these financial statements.)

(1) NATURE OF OPERATIONS

Colchester Securities, LLC (the Company) was organized on August 20, 2004 to provide investment banking services in the areas of restructurings, recapitalizations, merger and acquisitions, as well as private placement services to corporate clients nationwide. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

Fee revenues consist principally of transaction fees, which are recognized when a transaction has been completed and the amount is reasonably determinable, and retainers, which are recognized over the term of the agreement. Transaction fees are generally based upon the size of the transaction for advisory assignments and on the amount of capital being raised in a private placement. In certain cases, a fixed transaction fee may be agreed upon with the client. Retainer fees are generally based upon an estimate of the time and effort which will be expended prior to the closing of a transaction.

Income taxes

The Company has elected under the Internal Revenue Code to be a non-taxpaying entity (a partnership) for federal and state income tax purposes. Earnings and losses are included in the member's income tax returns.

(3) RELATED PARTY TRANSACTIONS

Expense sharing

In accordance with an expense agreement dated November 30, 2004, the Company reimburses its sole investing member, an entity also related through common management, for the Company's allocated share of certain occupancy expenses paid by this entity. Amounts incurred under this agreement totaled $12,000 for each of the years ended December 31, 2007 and 2006. Amounts owed to the member in accordance with this agreement totaled $-0- and $6,000 at December 31, 2007 and 2006, respectively. Had the Company been operating autonomously, its financial position and results of operations could have been different as of December 31, 2007 and 2006 and for the years then ended.

(4) LIMITED LIABILITY COMPANY

Since the Company is a limited liability company, the member shall not be liable for the debts, liabilities, contracts or other obligations of the Company except to the extent of any unpaid capital contributions such member has agreed to make to the Company. In addition, no manager shall be liable for the debts, liabilities, contracts or other obligations of the Company. Neither any manager nor any officer, member, employee, agent, representative or affiliate of a manager shall have any liability to the Company or the member of any loss, cost or expense suffered or incurred by the Company or the member that arises out of or relates to any action or inaction of any such person if such action or omission to act was undertaken in good faith upon a determination that such course of conduct did not constitute gross negligence or willful misconduct on the part of the person.

The duration of the Company is perpetual.

(5) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and a ratio of aggregate indebtedness to net capital, not exceeding 15 to 1. At December 31, 2007, the Company had net capital, as defined, of $186,250 which was $181,250 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .03 to 1 as of December 31, 2007.

The SEC customer protection rule (Rule 15c3-3) requires the maintenance of reserves for customer accounts and sets forth specific guidelines regarding the possession of securities. The Company is exempt from this rule under section (k)(2)i which provides an exemption for broker-dealers who do not hold customer funds or safekeep customer securities but maintain "Special Accounts for the Exclusive Benefit of Customers." Therefore, Schedules II and III on pages 9 and 10 are not applicable.

(6) CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash balances at one financial institution located in Jersey City, New Jersey. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2007, the Company's uninsured cash balances total $104,300.

(7) OTHER INCOME

The Company received a one time, special payment in August 2007 from FINRA as a result of the consolidation of the NASD and NYSE Member Regulation.

SUPPLEMENTARY

FINANCIAL

INFORMATION

Schedule I

COLCHESTER SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2007

Net capital:	
Member's equity	$186,250
Less - member's equity not allowable for net capital	-0-
Member's equity qualified for net capital	186,250
Less - non-allowable assets	-0-
Net capital	$186,250
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 6,300
Total aggregate indebtedness	$ 6,300
Computation of basic net capital requirement:	
Net capital requirement	$ 5,000
Net capital	186,250
Excess of net capital	$181,250
Excess of net capital at 1000%	$185,620
Ratio of aggregate indebtedness to net capital	.03 to 1

COLCHESTER SECURITIES, LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2007

Not Applicable: The Company does not hold customer funds or safekeep customer securities but maintains "Special Accounts for the Exclusive Benefit of Customers".

COLCHESTER SECURITIES, LLC
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2007

Not Applicable: The Company does not hold customer funds or safekeep customer securities but maintains "Special Accounts for the Exclusive Benefit of Customers".

COLCHESTER SECURITIES, LLC
Notes to Supplemental Schedules
December 31, 2007

Reconciliation of the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2007 FOCUS Part IIA filing.

Computation of net capital December 31, 2007, previously reported on Form X-17A-5 (unaudited)	$192,550
Audit adjustment to accrue additional expenses	(6,300)
Audited computation of net capital	$186,250

Independent Auditor's Report on
Internal Control
Required by SEC Rule 17a-5

COLCHESTER SECURITIES, LLC
Year Ended December 31, 2007

SIANA CARR & O'CONNOR, LLP

CERTIFIED PUBLIC ACCOUNTANTS

SIANA
CARR &
O'CONNOR, LLP

Certified Public Accountants

Members of:
American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants
Private Companies Practice Section of American
Institute of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Member of
Colchester Securities, LLC
Summit, New Jersey

In planning and performing our audit of the financial statements of Colchester Securities, LLC (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review any practices or procedures in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1500 E. Lancaster Avenue, Paoli, Pennsylvania 19301 Telephone (610) 296-4200 Fax: (610) 296-3659 Email: solutions@scocpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding assets for which the Company has responsibility that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Siana Carr & O'Connor, LLP

SIANA CARR & O'CONNOR, LLP

February 13, 2008

END